

March 17, 2015

Via Email
Mr. John R. Erickson
Chief Financial Officer
American Capital Agency Corp.
2 Bethesda Metro Center, 14th Floor
Bethesda, MD 20814

> **Re:** **American Capital Agency Corp.**
> **Form 10-K**
> **Filed February 25, 2015**
> **File No. 001-34057**

Dear Mr. Erickson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 7. Fair Value Measurements, page 99

1. We note your disclosure on page 84 that you estimate the fair value of your "non-centrally cleared" interest rate swaps using inputs from counterparty and third-party pricing models to estimate the net present value of the future cash flows. We further note that these assets and liabilities are classified within Level 2 of the fair value hierarchy. Please provide us with additional details to support your Level 2 classification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief